

October 31, 2011

Via E-mail
Mr. Ira Lamel
Executive Vice President and Chief Financial Officer
The Hain Celestial Group, Inc.
58 South Service Road
Melville, New York, 11747

> **Re:** **The Hain Celestial Group, Inc.**
> **Form 10-K for Fiscal Year ended June 30, 2011**
> **Filed August 29, 2011**
> **File No. 0-22818**

Dear Mr. Lamel:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year ended June 30, 2011

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 23

1.   We note your disclosure explaining that you continue to invest in your brands to deliver value to consumers. Tell us how you assess on a periodic basis whether the results of such investments are meeting your expectations, and how you determine which brands receive promotion or market development funds.

Financial Statements

Note 5 – Acquisitions, page 51

Fiscal 2011, page 51

2.   We note your disclosure indicating that revenue and earnings from the Danival and GG
        UniqueFibera entities since acquisition are not significant. Please submit the analyses
        that you performed in making this determination, also showing why you have not
        disclosed revenue and earnings associated with the Greek Gods business subsequent to
        your acquisition during the year ended June 30, 2011, as would ordinarily be required to
        comply with FASB ASC 805-10-50-2(h).

Note 18 – Segment Information, page 67

3.   We note your disclosure stating that your CODM reviews standard gross margins by
        brand. Tell us why your CODM chooses to review standard rather than actual margins
        and quantify, by brand, any material differences. In addition, explain how the CODM
        views the relevancy and reliability of the standard gross margins in understanding the
        comparative economic standing or potential of your various brands; and clarify whether
        the understanding and confidence held by the CODM is based on personal experience in
        cost accounting, verbal representations from others about the utility of the standard gross
        margins relative to actual gross margins, or quantitative information regarding any
        material differences.

4.   We note your disclosure explaining that your CODM reviews and approves capital
        spending on a consolidated basis. Tell us the various types of resources allocated among
        your segments and for brands, such as sales and promotional incentives and advertising,
        in addition to capital spending; and explain how your CODM determines the levels of
        such resources to allocate. In addition, please explain the basis upon which your CODM
        implements the SKU rationalization programs mentioned on page 12 and under Note 4
        beginning on page 50.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company
acknowledging that:

        •   the company is responsible for the adequacy and accuracy of the disclosure in the
            filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact John Cannarella at (202) 551-3337 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

/s/ Karl Hiller

Karl Hiller
Branch Chief